FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 21 January 2019

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: 21 January 2019, London UK - LSE Announcement

GSK announces succession plan to appoint new Chairman

GlaxoSmithKline plc (LSE/NYSE: GSK) today announces that Sir Philip Hampton has informed the Board of his intention to step down as non-executive Chairman and the Board has started the process to find a successor.

Sir Philip was appointed to the Board on 1st January 2015. He was appointed as Deputy Chairman from 1st April 2015 and as Chairman from 7th May 2015.

Sir Philip said: "It is a privilege to serve as Chairman of GSK. It is one of the UK's great companies and under Emma Walmsley's leadership, GSK has made very good progress with a new strategy and new approach to R&D. Following the announcement of our deal with Pfizer and the intended separation of the new consumer business, I believe this is the right moment to step down and allow a new Chair to oversee this process through to its conclusion over the next few years and to lead the Board into this next phase for GSK."

Vindi Banga, GSK's Senior Independent Director, said: "The Group has a clear strategy, is delivering improved operating performance and has a clear pathway forward, this is a good time to start the process to find Philip's successor."

About GSK

GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 208 047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mel Foster-Hawes	+44 (0) 20 8047 0674	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statements regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D Principal risks and uncertainties in the company's Annual Report on Form 20-F for 2017.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: January 21, 2019

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc